[Bankrate Letterhead]

May 31, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Bankrate, Inc.

Registration Statement on Form S-1

Filed April 15, 2011

File No. 333-173550

Dear Mr. Owings:

On behalf of Bankrate, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company (“Registration Statement”). As previously requested by Mr. Charles Lee, two courtesy copies of such Amendment marked to show changes from Amendment No. 1 to the Registration Statement as filed on May 18, 2011 are also enclosed. A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Edward J. DiMaria, Chief Financial Officer of the Company, dated May 25, 2011, from the staff of the Commission (the “Staff”). The Company has also included in the Amendment the price range and other information derivative of the price range (including dilution amounts, volume of equity awards, exchange ratios in the Merger, ownership levels, and payments under the Exit Event Incentive Bonus Plan and Material Event Investment Advisory Agreement).

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All page references in the responses set forth below refer to pages of the Amendment.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 31, 2011

Prospectus Summary, page 1

Interests of Related Persons, page 5

1.	Staff’s Comment: We note your response to comment 7 in our letter dated May 12, 2011. Please briefly describe in the fifth paragraph the conversion terms of the securities, including the amount to be paid in connection with the increased preference associated with the Holdings Preferred Shares, as described in “Certain Relationships and Related Party Transactions—The 2010 Recapitalization.”

Response: In response to the Staff’s comment, the Company has revised page 5 of the Amendment to describe the number of shares of Company common stock into which the various existing securities (including the additional value in connection with the increased preference associated with the Holdings Preferred Shares) will be exchanged in the Recapitalization and converted in the Merger, assuming the midpoint of the price range.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 40

2.	Staff’s Comment: Your response to comment 14 in our letter dated May 12, 2011 notes the amount of transaction costs “recorded subsequent to June 30, 2010 but prior to each respective acquisition date.” As previously requested, please tell us whether the acquired companies “incurred” any acquisition costs prior to the execution of the respective merger agreements. In this regard, please clarify whether there were any costs incurred prior to June 30, 2010 but not recorded until after June 30, 2010.

Response: The Company respectfully advises the Staff that all transaction expenses incurred by the acquired companies prior to June 30, 2010 were recorded and included in the financial statements as of June 30, 2010. Further, all transaction expenses incurred subsequent to June 30, 2010 but prior to each respective acquisition date were recorded subsequent to June 30, 2010 but prior to the respective acquisition date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

3.	Staff’s Comment: Please revise to insert a solid black bold line between the financial information of the predecessor and successor in the tabular disclosures throughout the filing.

Response: In response to the Staff’s comment, the Company has inserted a solid black bold line between the financial information of the predecessor and successor in the tabular disclosure throughout the filing.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 31, 2011

Business, page 76

Customers, page 85

4.	Staff’s Comment: Please identify by name your largest customer that accounted for 12% of total revenue for the three months ended March 31, 2011 and any other customer that accounted for at least 10% of total revenue for such period. Please also disclose any relationship that such customer has with you. See Item 101(c)(1)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has identified Capital One as its largest customer on page 86 of the Amendment.

Management, page 90

Executive Officers and Directors, page 90

5.	Staff’s Comment: Please file the consents of each of Richard J. Pinola and James Tieng to being named in the prospectus. See Securities Act Rule 438.

Response: In response to the Staff’s comment, the Company has filed the consents of each of Richard J. Pinola and James Tieng as Exhibits 23.5 and 23.6 to the Amendment, respectively.

Compensation Discussion and Analysis, page 95

Long-Term Incentive Compensation, page 98

Class B Purchase Agreements, page 98

6.	Staff’s Comment: Please clarify what you mean by “for purchases of repurchase” in the last sentence of the fifth paragraph.

Response: In response to the Staff’s comment, the Company has corrected the phrase “for purchases of repurchase” on page 100 of the Amendment to read “for purposes of repurchase”.

Summary Compensation Table for the Fiscal Years Ended December 31, 2008, 2009, and 2010, page 108

7.	Staff’s Comment: Please discuss in “—2010 Named Executive Officer Compensation” the $25,000 bonus received by Michael J. Ricciardelli in your 2010 fiscal year, including the achievements upon which such bonus was based. See Item 402(b)(1)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 102 of the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 31, 2011

Amendment to discuss the $25,000 bonus received by Mr. Ricciardelli, including the achievements upon which such bonus was based.

Payments upon Termination and Change of Control, page 111

8.	Staff’s Comment: We note that your named executive officers are entitled to receive an accrued bonus through the effective date of their termination in the event of a resignation, involuntary termination not for cause and involuntary termination for cause. Please disclose in the table the amount of bonus payable to each named executive officer assuming a hypothetical termination of employment on December 31, 2010. See Item 402(j)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has clarified on pages 112 and 113 of the Amendment that the Company does not does not pay an accrued bonus unless the bonus has been approved and declared payable by the board of directors, which occurs after the end of the applicable fiscal year once final annual results are determined and approved by the auditors. Accordingly, an accrued bonus would only be paid if the bonus has been declared and not paid at the time of termination of employment.

Principal and Selling Stockholders, page 115

9.	Staff’s Comment: We note your response to comment 37 in our letter dated May 12, 2011. Please disclose in footnote (2) the natural person(s) who have voting or investment power over the entities that advise and manage Apax VII Funds and accordingly, are deemed to have voting or investment power over Ben Holding S.à.r.l. For further guidance, please consider Question 240.04 in our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has disclosed in footnote (2) of page 117 of the Amendment the directors of Apax Europe VII GP Co. Limited and Apax Partners Europe Managers Limited, and the owner of the equity interests of Apax US VII GP, Ltd.

*            *             *            *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 31, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (917) 368-8608.

Sincerely,

/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President – Chief Financial Officer

cc:	Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019